Exhibit 99.51

NEO Exchange: NETZ

FSE: M2QA

NEWS RELEASE

CARBON STREAMING EXPANDS INTO EUROPE

TRADING ON THE FRANKFURT STOCK EXCHANGE

TORONTO, ONTARIO, July 30, 2021 – Carbon Streaming Corporation (NEO: NETZ) (FSE: M2QA) (“Carbon Streaming” or the “Company”), one of the first publicly traded companies that provides investors with direct exposure to the expanding carbon credit markets, is pleased to announce that it has listed on the Frankfurt Stock Exchange (“FSE”) under the symbol M2QA. This additional listing in Europe is part of the Company’s mandate to provide investors around the world with exposure to the carbon credit marketplace.

Justin Cochrane, President and CEO, noted “extending our investor outreach with this Frankfurt listing affords the European investment community the opportunity to participate in scaling and accelerating the carbon offset markets with us.” He continued, “this is particularly well timed as we look to execute on our investment pipeline in the coming months and quarters.”

Investor Highlights

●	Carbon Streaming is among the first publicly traded carbon offset investment companies on any exchange and the Company is proud to provide our investors with unique global access to the carbon credit marketplace.
●	Listing updates from Frankfurt can be found here: https://www.boerse-frankfurt.de/equity/carbon-streaming-corp.
●	The Company recently listed on Canada’s NEO Exchange, trading under the symbol NETZ (see news release dated July 26, 2021).
●	The Company intends to list on a U.S. stock exchange, such as NASDAQ or the New York Stock Exchange, prior to the end of the year.
●	The Company remains posted for trading on the OTC Markets in the United States under the updated ticker “OFSTF”.

The Frankfurt Stock Exchange is one of the world’s largest exchange-trading markets, connecting major European financial hubs in Germany, Switzerland, Luxembourg, Lichtenstein, Monaco, and others. The Company will maintain its primary listing, just announced this week, on the NEO Exchange.

About Carbon Streaming Corporation

Carbon Streaming is a unique ESG principled investment vehicle offering investors exposure to carbon credits, a key instrument used by both governments and corporations to achieve their carbon neutral and net-zero climate goals. Our business model is focused on acquiring, managing and growing a high-quality and diversified portfolio of investments in projects and/or companies that generate or are actively involved, directly or indirectly, with voluntary and/or compliance carbon credits.

The Company invests capital through carbon credit streaming arrangements with project developers and owners to accelerate the creation of carbon offset projects by bringing capital to projects that might not otherwise be developed. Many of these projects will have significant social and economic co-benefits in addition to their carbon reduction or removal potential.

If you would like to receive corporate updates via e-mail as soon as they are published, please subscribe here: https://www.carbonstreaming.com/contact/request-information/.

ON BEHALF OF THE COMPANY:

Justin Cochrane, Director, President and CEO

Tel: 647.846.7765

info@carbonstreaming.com

www.carbonstreaming.com

Investor Inquiries can be directed to: investors@carbonstreaming.com

Cautionary Note Regarding Forward-Looking Statements

This news release contains certain forward-looking statements and forward-looking information (collectively, ‘forward-looking information’) within the meaning of applicable securities laws. All statements, other than statements of historical fact, that address activities, events or developments that the Company believes, expects or anticipates will or may occur in the future (including the ability of the Company to obtain a U.S. stock exchange listing) are forward-looking information. This forward-looking information is based on the current expectations or beliefs of the Company based on information currently available to the Company. Forward-looking information is subject to a number of risks and uncertainties that may cause the actual results of the Company to differ materially from those discussed in the forward- looking information, and even if such actual results are realized or substantially realized, there can be no assurance that they will have the expected consequences to, or effects on, the Company. Factors that could cause actual results or events to differ materially from current expectations include, among other things: general economic, market and business conditions and the other risks disclosed under the heading “Risk Factors” and elsewhere in the Company’s AIF dated as of June 30, 2021 filed on SEDAR at www.sedar.com.

Any forward-looking information speaks only as of the date on which it is made and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any forward-looking information, whether as a result of new information, future events or results or otherwise. Although the Company believes that the assumptions inherent in the forward-looking information are reasonable, forward-looking information is not a guarantee of future performance and accordingly undue reliance should not be put on such statements due to the inherent uncertainty therein.